CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT COURIER

November 14, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins

Re:	Synchronoss Technologies, Inc.
Forms 10-K and 10-K/A for the year ended December 31, 2017
Filed July 2, 2018 and July 9, 2018, respectively
Forms 10-Q and 10-Q/A for the period ended March 31, 2018
Filed July 2, 2018
Form 10-Q for the period ended June 30, 2018
Filed August 9, 2018
File No. 000-52049

Dear Ms. Collins:

Synchronoss Technologies, Inc. (the “Company” “we,” “us,” or “our”) is providing this letter in response to the October 16, 2018 comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by us relating to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017, Form 10-Q/A for the period ended March 31, 2018 and Form 10-Q for the period ended June 30, 2018. For your convenience, the Staff’s comment is repeated below in italicized print. Our response is provided below the comment. The response is based solely on the inquiry that we have conducted and materials we have reviewed as of November 14, 2018 in response to the Staff’s comments.

Form 10-K/A for fiscal year ended December 31, 2017
Note 3. Summary of Significant Accounting Policies Segment and Geographic Information, page 130

1.
You state that Verizon accounted for more than 10% of your revenue in fiscal 2017. Tell us and revise to disclose the amount of revenue generated from each customer when such revenue exceeds 10% of total revenue. Refer to ASC 280-10-50-42.

Response to Comment 1:
The Company discloses the percentage of revenues for its top five customers in both the Company’s Form 10-K/A for the year ended December 31, 2017 and also in its recently filed Form 10-Q for the quarter ended September 30, 2018. The Company states that Verizon accounted for more than 10% of its revenue for both the year ended December 31, 2017 and the quarter ended September 30, 2018 and that the “loss of Verizon as a customer would have a material negative impact on our company. However, we believe that the costs incurred by Verizon to replace Synchronoss’ solutions would be substantial.” In addition, the Company has a significant risk factor in its Form 10-K/A which states that we “traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.” The Company believes that such disclosure adequately addresses the concentration of the volume of business transacted with its top customers. In 2014, the Company responded to a similar comment where the Commission requested that the Company “more clearly demonstrate the significance” of its customer concentration”. The above revisions were made to address the Commission’s concerns and the Company believes that the above disclosures are sufficient to reasonably inform investors as to the revenue concentration risks.

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Note 8. Goodwill and Intangibles, page 144
2. Please tell us how you considered the qualitative factors outlines in ASC 350-20-35-3C when performing your goodwill impairment analysis and clarify whether you performed a qualitative or quantitative assessment, or both. Also, tell us whether any of your reporting units are at risk of failing a quantitative analysis and if true, revise your critical accounting policies to disclose:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A discussion of the degree of uncertainty, which includes specifics to the extent possible, associated with key assumptions used your analysis; and

•	A description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclosure such determination. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 33-8350

Response to Comment 2:
We acknowledge the Staff's comment and respectfully advise the Staff that the Company has included the following disclosure in its Form 10-Q for the period ended September 30, 2018.

[Excerpt]

Goodwill

For our 2017 impairment tests, performed as of October 1, 2017, we performed a quantitative impairment test for both of our reporting units. We performed both a qualitative and quantitative assessment as of June 2017, due to the Company’s failure to meet its filing deadlines, depreciation of the stock price and turnover in executives. The results of such analysis were materially consistent with fair values derived in our annual test. The amounts below represent the results of our latest quantitative assessment.

We use the average of our fair values for purposes of our comparison between carrying value and fair value for the quantitative impairment test. The table below displays the midpoint of the fair value range for each reporting unit tested in the 2017. When factoring in a 1.0% increase in discount rate, our results of the 2017 tests indicate that the fair value exceeded its carrying value. Additionally, when considering the low end of the range in the market approach, the Company Fair value exceeded the carrying value. The below table depicts the methods employed, assumptions used and percentage fair value in excess of carrying value.

				2017 Impairment Test
Reporting Unit	Discount Rate	Growth rate range	Terminal Growth Rate	Goodwill	Fair Value Exceeds Carrying Value by	Fair Value method
A	10.5%	(5.5%) - 12.7%	3.0%	$226,758	18.0%	Income Approach, Market Approach
B	11.0%	3% - 67%	3.0%	9,100	34.0%	Income Approach

The 2017 fair values of the reporting units were estimated using a combination of the income approach, which incorporates the use of the discounted cash flow method, and the market approach, which incorporates the use of earnings and revenue multiples based on market data. We generally applied an equal weighting to the income and market approaches for our analysis when both are applied. However, in estimating the fair value of reporting unit B, we were unable to justify an appropriate market approach, given stage of the enterprise, and comparable peers in market. Accordingly, only the income approach was used to derive the enterprise value.

For the income approach, we used projections, which require the use of significant estimates and assumptions specific to the reporting unit as well as those based on general economic conditions. Factors specific to each reporting unit include

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revenue and cost growth, profit margins, terminal value growth rates, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

For the market approach, we used judgment in identifying the relevant comparable-company market multiples. These estimates and assumptions may vary between each reporting unit depending on the facts and circumstances specific to that unit. If sufficient comparable data is not present, the market approach will not be employed. The discount rate for each reporting unit is influenced by general market conditions as well as factors specific to the reporting unit.

Factors influencing the revenue growth rates include the nature of the services the reporting unit provides for its clients, the maturity of the reporting unit and any known concentrated customer contract renewals. We believe that the estimates and assumptions we made are reasonable, but they are susceptible to change from period to period. Actual results of operations, cash flows and other factors will likely differ from the estimates used in our valuation, and it is possible that differences and changes could be material.

A deterioration in profitability, adverse market conditions, significant client losses, changes in spending levels of our existing clients or a different economic outlook than currently estimated by management could have a significant impact on the estimated fair value of our reporting units and could result in an impairment charge in the future. With regards to Reporting Unit B, certain assumptions were made around renewal of significant customer contract renewals, that deterioration of the base may have a significant impact on its estimate fair value.

Form 10-Q/A for period ended March 31, 2018
Note 2. Basis of Presentation and Consolidation
Changes in accounting principles as a result of adopting Topic 606 and nature of goods, page 11
3. You state that when observable data is not available for certain software licenses because there is a limited number of transactions or prices are highly variable, you estimate the standalone selling price using the residual method. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion.

Response to Comment 3:
We acknowledge the Staff's comment and wanted to clarify the procedures performed by the Company in its determination of stand-alone selling price with respect to software licenses.

The Company performed a detailed analysis of all Software License sales in 2017. The Company does not enter into a significant number of licenses in any given year. The Company organized the licenses into distinct product sets to perform its analysis. For one specific product, which represents approximately 33% of our license revenue contracts in the year, the Company was able to establish a Standard Selling Price (SSP) based on a discount of list price. The Company has excluded from the below analysis, term-based licenses for anti-spam and anti-virus software which are accounted for consistent with ASC 606-10-55-140.

For License sales of all other products we were unable to establish a SSP, principally due to the following:

i.	license sales were a renewal of old agreements acquired as part of an acquisition and the price was set by renewing at a similar price,

ii.	no existing price-list is in place for the software and the sales price had been determined by the commercial requirements of the customer, budgets and other economic factors,

iii.	software licenses were highly customized to meet specific customer requirements, and

iv.	for each instance sold of a particular kind of software the scope varied significantly such that it was not possible to put together meaningful comparative data.

The following table represents the quantitative review that was performed on licenses where the Company was unable to establish SSP, other than through the residual method.

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Software	Count	Measurement base	Minimum	Maximum	Median
Network Address Book (1)	*		NM	NM	NM
Activation 3.0 (1)	*		NM	NM	NM
Financial Analytics (2)	*	Per user	*	*	*
Digital Broker (1)	*		NM	NM	NM
Velocity (1)	*		NM	NM	NM
Cloud Licenses (2)	*	Per customer site	*	*	*
Directory Server (2)	*		NM	NM	NM
Meta Directory (2)	*		NM	NM	NM
Mx Messaging (2)	*	Per subscriber	*	*	*
Rich Communication Suite (1)	*		NM	NM	NM
Ux Suite (2)	*	Per subscriber	*	*	*
3rd Party sales (3)	*		NM	NM	NM
NM = Not meaningful
________________________________

(1)	Represents highly customized, multi-software solutions sold on a non-recurring basis.

(2)	Represents the sale of software where the sample size and variability are not meaningful in determining SSP, due to variability in size, scope and geographical regions.

(3)	Represents sales of three different third-party software where the sample size is not meaningful in determining SSP.

The Company also considered geography designations and bundled license offerings, in its evaluation, noting similar variability, and less than meaningful sample sizes.

4. You refer to variable consideration related to your subscription services. Please describe for us the variable consideration included in such arrangements and revise to provide a description of the types of variable consideration related to each of your services lines, as appropriate. Also address how you measure obligations for returns or refunds, if applicable. Refer to the guidance in ASC 606-10-50-20.

Response to Comment 4:
We generally estimate this variable consideration using a constrained methodology at the most likely amount to which we expect to be entitled and in certain cases based on the expected value. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. We review and update these estimates on a quarterly basis. The above methodology is used for contracts when we need to determine the overall contract value in order to correctly allocate revenue to the current accounting period, for certain SaaS agreements the fees that were change per transaction or user may vary from year to year and the volume of transactions or users may vary while the fundamental service provided by us remains the same such that the revenue is based upon the average fee level.

We acknowledge the Staff's comment and respectfully advise the Staff that the Company has included the following enhancements (in bold) to our disclosure in its Form 10-Q for the period ended September 30, 2018.

[Excerpt]

Subscription and Transaction revenues consist of revenues derived from the processing of transactions through the Company’s service platforms, providing enterprise portal management services on a subscription basis and maintenance agreements on software licenses. The Company generates revenue from Subscription services from monthly active user fees, software as a service (“SaaS”) fees, hosting and storage fees, and fees for the related maintenance support for those services. In most cases, the subscription or transaction arrangement is a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of

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service). The Company applies a measure of progress (typically time-based) to any fixed consideration and allocates variable consideration to the distinct periods of service based on usage, under Topic 606 Section 10-25-14(b). When the Company does not allocate variable consideration to distinct periods of service, the total estimated transaction price is recognized ratably over the term of the contract, where the level of service provided to the customer does not vary significantly from one period to another.

Transaction service arrangements include services such as processing equipment orders, new account set‑up and activation, number port requests, credit checks and inventory management.

Transaction revenues are principally based on a contractual price per transaction and are recognized based on the number of transactions processed during each reporting period. Revenues are recorded based on the total number of transactions processed at the applicable price established in the relevant contract.

Many of the Company’s contracts guarantee minimum volume transactions from the customer. In these instances, if the customer’s total estimated transaction volume for the period is expected to be less than the contractual amount, the Company records revenues at the minimum guaranteed amount on a straight line based over the period covered by the minimum. Set‑up fees for transactional service arrangements are deferred until set up activities are completed and recognized on a straight‑line basis over remaining expected customer relationship period. Revenues are presented net of discounts, which are volume level driven. In accordance with Topic 606 Section 10-50-20, any credits due to customers, which are generally performance driven and based upon system availability or response times to incidents, are determined and accounted for in the period in which the services are provided. The Company recognizes revenues from support and maintenance performance obligations over the service delivery period.

Transaction price allocated to the remaining performance obligation, page 13
5. Please revise to include a description of the variable consideration that has been excluded from this disclosure, such as the nature of the variability and how such variability will be resolved. Refer to guidance in ASC 606-10-50-15.

Response to Comment 5:
We acknowledge the Staff's comment and respectfully advise the Staff that the Company has included the following enhancements (in bold and italics) to our disclosure in its Form 10-Q for the period ended September 30, 2018.

[Excerpt]

Transaction price allocated to the remaining performance obligations

Topic 606 requires that the Company disclose the aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied as of September 30, 2018. The Company has elected not to disclose transaction price allocated to remaining performance obligations for:

1.	Contracts with an original duration of one year or less, including contracts that can be terminated for convenience without a substantive penalty;

2.	Contracts for which the Company recognizes revenues based on the right to invoice for services performed;

3.
Variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with Topic 606 Section 10-25-14(b), for which the criteria in Topic 606 Section 10-32-40 have been met. This applies to a limited number of situations where we are dependent upon data from a third party or where fees are highly variable.

Many of the Company’s performance obligations meet one or more of these exemptions. Specifically, the Company has excluded the following from our remaining performance obligations, all of which will be resolved in the period in which amounts are known:
•consideration for future transactions, above any contractual minimums
•consideration for success-based transactions contingent on third party data
•credits for failure to meet future service level requirements

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Form 10-Q for the quarterly period ended June 30, 2018
Item 4. Controls and Procedures, page 49
6. Please revise to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the period covered by this report. Refer to Rule 307 of Regulation S-K.

7. Please revise to disclose any change(s) in your internal control over financial reporting identified that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Rule 308 of Regulation S-K.

Response to Comments 6 and 7:
We acknowledge the Staff's comment and respectfully advise the Staff that such required disclosures as stipulated in Rule 307 and Rule 308 have been included in our quarterly report on Form 10-Q for the period ended September 30, 2018, and will be included in future reports. The Company has included the following disclosure in its Form 10-Q for the period ended September 30, 2018.

[Excerpt]

ITEM 4.  CONTROLS AND PROCEDURES

Background

In connection with the preparation of the Company’s Form 10-Q for the first quarter of 2017 and a related internal investigation commenced by the Audit Committee, certain adjustments related to the Company’s accounting treatment for software license revenue were identified. The Company subsequently completed additional accounting review procedures and identified other adjustments.

The accounting adjustments referenced above resulted from certain material weaknesses in our internal control over financial reporting. Management determined these material weaknesses and other control deficiencies were primarily the result of an ineffective control environment. As a result, the Company lacked effective control activities necessary to prepare accurate financial statements and ensure compliance with regulatory filing requirements applicable to public companies. These material weaknesses are further described in subsection “Evaluation of Disclosure Controls and Procedures” in Part II, Item 9A of our Annual Report on Form 10-K/A for the year ended December 31, 2017.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As described in additional detail in the 2017 Form 10-K/A, the Company did not maintain effective controls within its financial close process. Until these material weaknesses are remediated, they could result in material misstatements of the Company’s financial statements that would not be prevented or detected. As of September 30, 2018, the remedial measures identified below are being put in place and will be tested by management for operational effectiveness throughout the fourth quarter and into 2019.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company’s Principal Executive Officer and Principal Financial Officer have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of September 30, 2018 and, due to the existence

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of the material weaknesses in internal control over financial reporting described above, the Company’s Principal Executive and Principal Financial Officers have determined that such disclosure controls and procedures were not effective as of such date. In light of the material weakness, the Company performed additional analysis and other post-closing procedures to ensure the Company’s condensed consolidated financial statements are prepared in accordance with U.S. GAAP. Accordingly, the Company’s management, including its Principal Executive and Principal Financial Officers, has concluded that the condensed consolidated financial statements included in this Form 10-Q present fairly, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

Following the identification of the material weaknesses described above and further described in subsection “Evaluation of Disclosure Controls and Procedures” in Part II, Item 9A of our Annual Report on Form 10-K/A for the year ended December 31, 2017, and with the oversight of the Audit Committee, management is still committed to the planning and implementation of remediation efforts to address these material weaknesses. The remediation efforts, summarized below, which are either implemented or in process, are intended to both address the identified material weaknesses and strengthen our overall financial control environment. In this regard, the following represents the enhancements the Company has designed and is in the process of implementing, in an effort to remediate the material weaknesses above:

•	Continued CEO Communication to reinforce compliance

•	Recruiting and hiring a Director of Revenue Recognition, and other resources to augment our staff to support further enhancement on the controls and procedures surrounding revenue recognition.

•	The development of a more comprehensive review process and monitoring controls over contracts with customers to ensure accurate accounting for multiple-element arrangements

•
The Company developed a comprehensive revenue recognition and contract review training program that has been focused on the impacts of adopting Topic 606. This training is focused on senior-level management and customer-facing employees, as well as finance, sales and marketing personnel as of September 30, 2018.

•	Establishment of an Internal Audit function

•
Development of a recurring non-recurring transaction review meeting cadence with key stakeholders within the Company to identify and discuss potentially significant transactions. Meetings are attended by process owners across various functions or departments, both domestic and international, to promote regular and effective communication between finance and non-finance personnel, and to ensure that information related to significant transactions is communicated timely as of September 30, 2018.

•
Increased standardization of contract documentation and revenue analysis for individual transactions, including increased oversight of revenue opportunities and contract review by personnel with the requisite accounting knowledge to identify revenue-impacting terms and consider potential downstream effects;

•	The development of a more comprehensive review process and monitoring controls over contracts with customers to ensure accurate accounting for multiple-element arrangements

•
The Company performed a review of key business process controls related to high-risk financial statement accounts, such as revenue, significant transactions, capitalized software, accounts receivable, treasury and financial close, which resulted in the redesign of existing controls and the addition of newly developed / documented control activities, in order to mitigate known risks and strengthen the overall control environments as of September 30, 2018.

•
Sub-certification Process: Key process owners each quarter (as part of the Form 10-Q and to be annual as part of the 10-K preparation) complete a sub-certification questionnaire and checklist to support how the process owner reached the conclusion that controls are operating effectively in their respective areas and provide an opportunity to highlight any concerns they have related to internal control over financial reporting.

•	The Company has performed a review of key IT process controls and is in the process of enhancing process to remediate material weakness in the general control environment.

To support the execution of this remediation plan, the Company has also engaged additional external resources to aid and supplement the Company’s existing internal resources as of September 30, 2018. The Company will continue to further enhance its design and implementation of the processes described above, augmenting with the additional activities described in Part II, Item 9A of our Annual Report on Form 10-K/A for the year ended December 31, 2017.

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As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address these control deficiencies or modify the remediation plan described above. We cannot assure you, however, when we will remediate such weaknesses, nor can we be certain of whether additional actions will be required.

Changes in Internal Controls Over Financial Reporting

Excluding the changes described above under “Remediation of Material Weaknesses in Internal Control Over Financial Reporting” including the on-going remediation efforts described above, there were no changes in our internal control over financial reporting during the period ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

* * * *

Please do not hesitate to contact me at (908) 547-1198 if you have any questions or would like additional information regarding this matter.

Very truly yours,
/s/ David Clark
David Clark
Chief Financial Officer

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